UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-278983, 333-278983-01, 333-278983-03 AND 333-278983-04) OF TOTALENERGIES SE, TOTALENERGIES CAPITAL INTERNATIONAL, TOTALENERGIES CAPITAL USA LLC. AND TOTALENERGIES CAPITAL AND THE REGISTRATION STATEMENT ON FORM S-8 (NOS. 333-286845 AND 333-280516) OF TOTALENERGIES SE, AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TotalEnergies SE is providing on this Form 6-K its results for the fourth quarter of 2025 and the year ended December 31, 2025, a description of certain recent developments relating to its business, as well as a capitalization table as of December 31, 2025.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Results for the Fourth Quarter of 2025 and Year Ended December 31, 2025

Exhibit 99.2	Recent Developments

Exhibit 99.3	Capitalization and Indebtedness

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: February 11th, 2026	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer